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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

KELLWOOD COMPANY
(Name of Subject Company)

CARDINAL INTEGRATED, LLC
SCSF Equities, LLC
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

488044108
(CUSIP Number of Class of Securities)

Jason G. Bernzweig
SCSF Equities, LLC
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
(561) 394-0550
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
Citigroup Center
153 E. 53rd Street
New York, New York 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$529,764,186	$20,819.74

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $21.00, the per share tender offer price, by 25,226,866, which represents (i) 25,825,866 outstanding shares of Common Stock as of November 3, 2007 (according to the Subject Company's Quarterly Report on Form 10-Q for the period ended November 3, 2007), minus (ii) 2,562,000 shares of Common Stock beneficially owned by the filing persons as of the date hereof, and plus (iii) 1,963,000 shares of Common Stock subject to outstanding options as of November 3, 2007 (according to the Subject Company's Quarterly Report on Form 10-Q for the period ended November 3, 2007).

**
Calculated as 0.00393% of the transaction value. The amount of filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,820	Filing Party:	SCSF Equities, LLC
Form or Registration No.:	SC TO	Date Filed:	January 15, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1 through 9, and Item 11

        This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on January 15, 2008, as amended by Amendment No. 1 filed on January 15, 2008, Amendment No. 2 filed on January 28, 2008 and Amendment No. 3 filed on February 6, 2008 (as so amended, the "Schedule TO") by Cardinal Integrated, LLC, a Delaware limited liability company ("Purchaser"), and SCSF Equities, LLC, a Delaware limited liability company. This Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Kellwood Company, a Delaware corporation (the "Company"), and the associated Series A Junior Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Amended and Restated Rights Agreement, dated as of April 19, 2007, between the Company and American Stock Transfer and Trust Company, as Rights Agent, for $21.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal.

        Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

        All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

Item 1.    Summary Term Sheet

        SUMMARY TERM SHEET—The Summary Term Sheet is hereby amended and supplemented by adding the following condition to the response to "WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER" on page 2 of the Offer to Purchase:

  "    •    we are satisfied, in our sole discretion, that Purchaser shall have representation on the Kellwood board of persons satisfactory to Purchaser that is proportionate to the percentage of Shares beneficially owned by Purchaser and its affiliates and that represents a majority of the directors."

Item 4.    Terms of the Transaction

        Cover Page—The first sentence in the first paragraph on the cover page of the Offer to Purchase is hereby amended and supplemented by adding the following clause after clause (v):

  ", AND (VI) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT PURCHASER SHALL HAVE REPRESENTATION ON THE KELLWOOD BOARD OF PERSONS SATISFACTORY TO PURCHASER THAT IS PROPORTIONATE TO THE PERCENTAGE OF SHARES BENEFICIALLY OWNED BY PURCHASER AND ITS AFFILIATES AND THAT REPRESENTS A MAJORITY OF THE DIRECTORS"

        INTRODUCTION—The first sentence in the fifth paragraph under the heading "INTRODUCTION" beginning on page 6 of the Offer to Purchase is hereby amended and supplemented by adding the following clause after clause (v):

  ", AND (VI) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT PURCHASER SHALL HAVE REPRESENTATION ON THE KELLWOOD BOARD OF PERSONS SATISFACTORY TO PURCHASER THAT IS PROPORTIONATE TO THE PERCENTAGE OF SHARES BENEFICIALLY OWNED BY PURCHASER AND ITS AFFILIATES AND THAT REPRESENTS A MAJORITY OF THE DIRECTORS (THE "BOARD REPRESENTATION CONDITION")"

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        INTRODUCTION—The first sentence in the ninth paragraph under the heading "INTRODUCTION" on page 8 of the Offer to Purchase is hereby amended and supplemented by adding a reference to the Board Representation Condition as follows:

  "Purchaser believes that the Sun Capital Nominees, subject to fulfillment of the fiduciary duties that they would have as directors of the Company, would consider taking action to remove certain obstacles to the stockholders of the Company determining whether to accept the Offer or otherwise consummate the Offer and the Merger, including taking action to (i) redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger), which would satisfy the Rights Condition, (ii) satisfy the Article Sixteenth Condition, (iii) satisfy the Section 203 Condition, (iv) satisfy the Board Representation Condition, and (v) seek or grant such other consents or approvals as may be desirable or necessary to expedite prompt consummation of the Offer and the Merger."

        Section 1—The first sentence in the second paragraph under the heading "Section 1—Terms of the Offer; Expiration Date" on page 9 of the Offer to Purchase is hereby amended and supplemented by adding a reference to the Board Representation Condition as follows:

  "The Offer is subject to the conditions set forth under "Section 14—Conditions of the Offer", including the satisfaction of the Minimum Condition, the HSR Condition, the Rights Condition, the Article Sixteenth Condition, the Section 203 Condition and the Board Representation Condition."

        Section 14—The first paragraph under the heading "Section 14—Conditions of the Offer" on page 39 of the Offer to Purchase is hereby amended and supplemented by adding a reference to the Board Representation Condition as follows:

  "Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, if immediately prior to the expiration of the Offer, the Minimum Condition, the HSR Condition, the Rights Condition, the Article Sixteenth Condition, the Section 203 Condition or the Board Representation Condition shall not have been satisfied, or at any time on or after the date of this Offer to Purchase and prior to the Expiration Date, any of the following conditions shall exist:"

Item 6.    Purpose of the Transaction and Plans or Proposals

        Section 11—The first sentence in the second paragraph under the heading "Section 11—Purpose of the Offer; Plans for the Company after the Offer and the Merger—Plans for the Company" on page 36 of the Offer to Purchase is hereby amended and supplemented by adding a reference to the Board Representation Condition as follows:

  "Purchaser believes that the Sun Capital Nominees, subject to fulfillment of the fiduciary duties that they would have as directors of the Company, would consider taking action to remove certain obstacles to the stockholders of the Company determining whether to accept the Offer or otherwise consummate the Offer and the Merger, including taking action to (i) redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger), which would satisfy the Rights Condition, (ii) satisfy the Article Sixteenth Condition, (iii) satisfy the Section 203 Condition, (iv) satisfy the Board Representation Condition, and (v) seek or grant such other consents or approvals as may be desirable or necessary to expedite prompt consummation of the Offer and the Merger."

        Section 11—The third paragraph under the heading "Section 11—Purpose of the Offer; Plans for the Company after the Offer and the Merger—Plans for the Company" on page 36 of the Offer to Purchase is hereby deleted in its entirety.

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Item 11.    Additional Information

        Section 15—The second paragraph under the heading "Item 15—Certain Legal Matters and Regulatory Approvals—Antitrust" on page 44 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

  "Pursuant to the HSR Act, on January 15, 2008, Sun Capital filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following such filling by Sun Capital, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. On January 30, 2008, the FTC granted early termination of the waiting period under the HSR Act with respect to the proposed acquisition of Shares by Sun Capital pursuant to the Offer."

Item 10.    Financial Statements of Certain Bidders. Not applicable.

Item 12.    Material to Be Filed as Exhibits.

(a)(1)	Offer to Purchase dated January 15, 2008.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 15, 2008.*
(a)(8)	Press Release issued by Sun Capital Securities Group, LLC on January 15, 2008.*
(a)(9)	Equity Commitment Letter from Sun Capital Partners V, L.P. to Purchaser dated January 15, 2008.*
(a)(10)	Kellwood Fact Sheet dated January 15, 2008.*
(a)(11)	Investor Presentation dated January 15, 2008.*
(a)(12)	Transcript of Conference Call held by Purchaser on January 15, 2008.*
(a)(13)	Press Release issued by Sun Capital Securities Group, LLC on January 28, 2008.*
(a)(14)	Press Release issued by Sun Capital Securities Group, LLC on February 6, 2008.*
(a)(15)	Press Release issued by Sun Capital Securities Group, LLC on February 8, 2008.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed.

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Item 13.    Information Required by Schedule 13E-3. Not applicable.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008

CARDINAL INTEGRATED, LLC
By:	/s/ JASON G. BERNZWEIG Name: Jason G. Bernzweig Title: Vice President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008

SCSF EQUITIES, LLC
By:	/s/ JASON G. BERNZWEIG Name: Jason G. Bernzweig Title: Vice President

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EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated January 15, 2008.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 15, 2008.*
(a)(8)	Press Release issued by Sun Capital Securities Group, LLC on January 15, 2008.*
(a)(9)	Equity Commitment Letter from Sun Capital Partners V, L.P. to Purchaser dated January 15, 2008.*
(a)(10)	Kellwood Fact Sheet dated January 15, 2008.*
(a)(11)	Investor Presentation dated January 15, 2008.*
(a)(12)	Transcript of Conference Call held by Purchaser on January 15, 2008.*
(a)(13)	Press Release issued by Sun Capital Securities Group, LLC on January 28, 2008.*
(a)(14)	Press Release issued by Sun Capital Securities Group, LLC on February 6, 2008.*
(a)(15)	Press Release issued by Sun Capital Securities Group, LLC on February 8, 2008.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed.

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  Items 1 through 9, and Item 11
  Item 1. Summary Term Sheet
  Item 4. Terms of the Transaction
  Item 6. Purpose of the Transaction and Plans or Proposals
  Item 11. Additional Information
  Item 10. Financial Statements of Certain Bidders. Not applicable.
  Item 12. Material to Be Filed as Exhibits.
  Item 13. Information Required by Schedule 13E-3. Not applicable.
EXHIBIT INDEX